News Release
TSX, AMEX Symbol: NG

NovaGold Receives Galore Creek Project Environmental Certificate Approval

February 23, 2007 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) is pleased to announce that it has received from the Province of British Columbia the Environmental Assessment Certificate for the company’s Galore Creek copper-gold-silver project in northwestern British Columbia, following a comprehensive review led by B.C.’s Environmental Assessment Office.

The Galore Creek environmental assessment process was initiated in February 2004. As part of the comprehensive assessment effort, NovaGold entered into the collaborative study and review process with the Tahltan First Nation, B.C. Provincial and Canadian Federal agencies, and U.S. federal and Alaska State agencies to develop a detailed plan for the development, operation and closure of a mine at Galore Creek with a minimum overall environmental impact. During the process a series of public meetings were held in various communities in northern British Columbia and Alaska to allow for input into the project from local communities in the region.

In their comment letter to the British Columbia Environmental Assessment Office, the chair of the Tahltan Central Council, stated, "The Tahltan believe that NovaGold provides the leadership, management and vision, in partnership with the Tahltan Nation, to make the Galore Creek project socially and environmentally sustainable. The present leadership of NovaGold is creative and transformative in its approach to the relationship with the Tahltan Nation and in taking mining to the next level of social and environmental responsibility. NovaGold is the mining industry leader in Tahltan territory and will ensure mining brings more benefits than impacts to the Tahltan and BC citizens.”

"We are very pleased to have received the timely approval of our Environmental Certificate for the Galore Creek project. This is a major step toward the development of what will be one of the largest new mines in Canada. The issuance of the Environmental Certificate is the culmination of three years of dedicated collaborative work by our Galore Creek project team and contractors, staff at the various government agencies and our partners the Tahltan First Nation. We are grateful for the contributions from everyone who worked to achieve this major milestone for the project," said Rick Van Nieuwenhuyse, President and CEO of NovaGold. "We look forward to developing Galore Creek as a model of how a mine can be built and operated in a socially and environmentally sustainable manner.”

The Galore Creek project has also been subject to a comprehensive level review under the Canadian Environmental Assessment Act (CEAA) due to authorizations required by Fisheries and Oceans Canada, Transport Canada, Environment Canada and Natural Resources Canada. The B.C. Environmental Assessment Office and federal agencies have harmonized the Environmental Assessment process and prepared a joint Comprehensive Study Report/Assessment Report for the decision makers. The final public comment period on the Comprehensive Study Report, as required by the Canadian Environmental Assessment Act (CEAA), was completed on February 19, 2007.

The joint Provincial and Federal Assessment Report concludes that effects from the project will be within acceptable levels, subject to adherence to the application’s design components and implementation of mitigation measures and commitments agreed to by NovaGold. Approval of the project’s Environmental Certificate now clears the way for the issuance of the various permits and authorizations required to construct and operate the mine. Those approvals are anticipated to be received in the second quarter with construction of the project targeted to begin by mid-2007.

The provincial environmental assessment certificate contains a series of project-specific commitments that NovaGold will implement, or continue to implement, throughout the various phases of the project. These include ongoing assessment of water treatment options, maintaining aquatic, fisheries and wildlife monitoring programs, continuing the collection and analysis of water, sediment, and biota, developing a long-term maintenance and mitigation strategy for the tailings impoundment dam and spillway, and developing a wildlife mitigation and monitoring plan to identify measures to further reduce effects on wildlife.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects worldwide. As envisioned, the Galore Creek deposit would be developed as an open-pit mine at a 65,000 tonne-per-day processing rate over a minimum 20-year mine life. The project will create up 1,000 jobs during the construction phase and approximately 500 direct employees during operation.

In February 2006, NovaGold entered into a comprehensive agreement with the Tahltan First Nation to support development of the Galore Creek project. The agreement supports the Tahltan Nation's principles of environmental stewardship, economic sustainability and self-determination and ensures collaboration throughout the Environmental Assessment review and the permitting process.

About NovaGold

NovaGold Resources Inc. owns 70% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits. The Company is rapidly advancing toward production at its 100%-owned Galore Creek copper-gold project in northwestern British Columbia, and expects to achieve production in mid-2007 at its 100%-owned Nome Operations in Alaska, which include Rock Creek, Big Hurrah and Nome Gold. Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at: www.novagold.net or by e-mail at: info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; and NovaGold's future production, operating and capital costs, operating or financial performance and future share prices, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold's expectations include uncertainties involved in disputes and litigation, including disputes and litigation concerning Barrick Gold Corporation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals for Galore Creek and other projects; and other risks and uncertainties disclosed in NovaGold's Annual Information Form for the year ended November 30, 2005, filed with the Canadian securities regulatory authorities, NovaGold's annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Don MacDonald, CA
Senior Vice President & CFO

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227